UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          White Cloud Exploration, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                     0114244
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                                 (CUSIP Number)

               Mark G. Hollo, 90 Park Avenue-39th Fl, NY, NY 10016
                              Phone: (212) 697-5200
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 29, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 0114244

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mark G. Hollo
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2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                    (a) |x|
                                                                         (b) |_|
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

            OO, PF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                             7     SOLE VOTING POWER
          NUMBER OF
           SHARES                       1,844,962
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY           8     SHARED VOTING POWER
            EACH
          REPORTING                     0
           PERSON            ---------------------------------------------------
            WITH             9     SOLE DISPOSITIVE POWER

                                        1,844,962
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,844,962
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.54%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

            IN
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                                     Page 2

                                  SCHEDULE 13D
CUSIP No. 0114244

Item 1. Security and Issuer

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of White Cloud Exploration, Inc., a Utah corporation ("White Cloud" or the "Company"). The Company's principal executive offices are located at 116 Stanyan, San Francisco, CA 94118.

Item 2. Identity and Background

            This statement is filed on behalf of Mark G. Hollo (the "Reporting Person"). The business address of Mr. Mark G. Hollo is c/o Sands Brothers & Co., Ltd. ("Sands Brothers"), 90 Park Avenue, New York, New York 10016. The occupation of Mr. Mark G. Hollo is Managing Director of Sands Brothers. Mr. Hollo has not been convicted in any criminal proceeding during the past five years.

            During the past five years, Mr. Hollo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mark G. Hollo is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

            Pursuant to a Stock and Asset Contribution (the "Watchout Agreement"), effective as of December 29, 1997, the shareholders of Watchout!, a California corporation ("Watchout") received from White Cloud exploration, Inc., a Utah corporation ("White Cloud"), 11,296,302 newly issued restricted shares of Common Stock in exchange for 100% of the outstanding shares of Watchout! (the "Watchout Acquisition"). As a shareholder of Watchout, Mark G. Hollo received 1,819,964 restricted shares of Common Stock. Such shares are subject to forfeiture under certain conditions.

            On September 3, 1997, Sands Brothers arranged bridge financing on behalf of the Company in an aggregate amount of $200,000 (the "Bridge Financing"). In connection therewith, Mark G. Hollo, as a designee of Sands Brothers, received for nominal consideration, warrants to purchase 25,000 shares of Common Stock at $.01 per share (the "Hollo Warrants").

Item 4. Purpose of Transaction

            The acquisition of Common Stock by Mr. Mark G. Hollo and the acquisition of the Hollo Warrants were made for investment purposes. The Reporting Person may dispose of or acquire additional securities of the Company in privately negotiated transactions, open market transactions (if the shares become registered for resale under the Securities Act of 1933, as amended)or otherwise. Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company (other than as set forth in Item 6 below), or the disposition of securities of the Company. The Reporting Person does not have any present plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j)of
Item 4 of Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 0114244


Item 5. Interest in Securities of the Issuer

            (a)(b) Reference is made hereby to items 7-11 and 13 of page 2 of this Schedule, which Items are incorporated by reference. Of the shares of Common Stock beneficially owned by Mark G. Hollo, 1,819,964 shares are owned directly by Mark G. Hollo and warrants to purchase 25,000 shares of Common Stock are owned directly by Mark G. Hollo.

            (c) During the past 60 days Mark G. Hollo acquired 1,819,964 shares of Common Stock pursuant to the Watchout Agreement, effective as of December 29, 1997.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

            In connection with the arrangement of the Bridge Financing, White Cloud issued to Mark G. Hollo, as designee of Sands Brothers, the Hollo Warrants. The Hollo Warrants are exercisable for a five year period commencing on September 3, 1997, at an exercise price of $.01 per share. As holder of Hollo Warrants, the Reporting Person has certain incidental registration rights with respect to the Common Stock underlying the Hollo Warrants.

            On February 5, 1997, Watchout and Sands Brothers entered into a selling agreement (the "Selling Agreement")pursuant to which Sands Brothers has agreed to act as placement agent in a private placement of up to $6,000,000 of equity securities to be issued by an entity with shares registered under the Securities Exchange Act of 1934, as amended (the "Private Placement"). The Watchout Agreement and the Watchout Acquisition were entered into and consummated to facilitate the Private Placement. Under the Selling Agreement, upon completion of the Private Placement, in his capacity as a designee of Sands Brothers, Mr. Mark G. Hollo is entitled to be elected to the Board of Directors of the Company. Under the Selling Agreement, upon completion of the Private Placement, Sands Brothers is entitled to receive additional warrants to purchase shares of Common Stock. In addition, Sands Brothers is entitled to receive compensation (which may include equity securities of the Company) in the event of certain merger and acquisition activities of the Company. As a designee of Sands Brothers, Mr. Mark G. Hollo may receive a portion of such compensation, as well as additional warrants to purchase shares of Common Stock.

                                  SCHEDULE 13D
CUSIP No. 0114244


Item 7. Material to Be Filed as Exhibits

            The following exhibits are annexed hereto:

            1. Warrant Agreement between Mark G. Hollo and White Cloud Exploration, Inc. dated September 3, 1997.

                                  SCHEDULE 13D
CUSIP No. 0114244


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 1998
---------------
     Date                                /s/ Mark G. Hollo
                                         -------------------
                                         Signature


                                         Mark G. Hollo
                                         -------------------
                                         Name

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE ISSUER STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR THAT THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT.

                          WHITE CLOUD EXPLORATION, INC.

September 3, 1997                                                  25,000 shares

               Warrant for the Purchase of Shares of Common Stock

      FOR VALUE RECEIVED, White Cloud Exploration, Inc. (the "Company"), a Utah corporation, hereby certifies that Mark G. Hollo (the "Holder"), is entitled, subject to the provisions of this warrant (the "Warrant"), to purchase from the Company at any time, or from time to time, during the period commencing at 9:00 a.m., New York local time on September 3, 1997 and expiring at 5:00 p.m., New York local time, on September 3, 2002, 25,000 fully paid and non-assessable shares of Common Stock, $.001 par value ("Common Stock"), of the Company at an initial price of $.01 per share of Common Stock.

      The term "Common Stock" means the shares of Common Stock $.001 par value, of the Company as constituted on the date of issuance of the Warrant (the "Base Date"). The number of shares of Common Stock to be received upon the exercise of this Warrant may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Stock." The term the "Company" means and includes the corporation named above as well as (i) any immediate or more remote successor corporation resulting from the merger or consolidation of such corporation (or any immediate or more remote successor corporation of such corporation) with another corporation, and/or (ii) any corporation to which such corporation (or any immediate or remote successor corporation of such corporation) has transferred all or substantially all of its property or assets as an entirety or substantially as an entirety.

      Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

      The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held, subject to all of the conditions, limitations and provisions set forth herein.

      This Warrant is issued in connection with the purchase and sale of the Warrant and a senior subordinated promissory note of the Company (the "Note") to the Holder.

      1. Exercise of Warrant. This Warrant may be exercised in whole or in part at any time, or from time to time, during the period commencing at 9:00 a.m., New York local time on September 3, 1997 and expiring at 5:00 p.m., New York local time, on September 3, 2002 (the "Warrant Exercise Term"), or, if such day is a day on which banking institutions in the City of New York are authorized by law to close, then on the next succeeding day that shall not be such a day, by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Warrant Exercise Form attached hereto duly executed and accompanied by payment (either in cash or by Company check, payable to the order of the Company) of the Exercise Price for the number of shares of Common Stock specified in such Form and instruments of transfer, if appropriate, duly executed by the Holder or his or her duly authorized attorney. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant, together with the Exercise Price, at its office, or by the stock transfer agency of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Company shall pay any and all documentary stamp or similar issue payable in respect of the issue or delivery of shares of Common Stock on exercise of this Warrant.

      2. Reservation of Shares. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all shares of Common Stock or other shares of capital stock of the Company (and other securities and property) from time to time receivable upon exercise of this Warrant. All such shares (and other securities and property) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable and free of all preemptive rights.

      3. Restrictions upon Transferability of Warrant.

            3.1 Restrictions Upon Transferability. Subject to the terms and provisions of the registration rights provisions contained in Section 7 hereof (such rights are referred to as the "Registration Rights"), the shares of Common Stock issuable upon exercise of this Warrant are not presently, and upon their issuance may not be, registered under the Securities Act of 1933, as amended (the "Act").

      4. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but the Company shall issue one additional share of

Common Stock in lieu of each fraction of a share otherwise called for upon any exercise of this Warrant.

      5. No Redemption. This Warrant is not redeemable by the Company.

      6. Anti-Dilution Provisions.

            6.1 Adjustment for Dividends in Other Securities, Property, Etc.; Reclassification, Etc. In case at any time or from time to time after the Base Date, the holders of Common Stock (or any other securities at the time receivable upon the exercise of this Warrant) shall have received, or on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive without payment thereof: (a) other or additional securities, or property (other than cash) by way of dividend, (b) any cash paid or payable except out of earned surplus of the Company at the Base Date as increased (decreased) by subsequent credits (charges) thereto (other than credits in respect of any capital or paid-in surplus or surplus created as a result of a revaluation of property) or (c) other or additional (or fewer) securities or property (including cash) by way of stock-split, spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than in each such case additional shares of Common Stock or any securities convertible into or exchangeable for Common Stock or any rights or options to acquire any of the foregoing, adjustments in respect of which shall be covered by Section 6.2), then, and in each such case, the Holder of this Warrant, upon the exercise thereof as provided in Section 1, shall be entitled to receive the amount of securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise if on the Base Date it had been the holder of record of the number of shares of Common Stock (as constituted on the Base Date) subscribed for upon such exercise as provided in Section 1 and had thereafter, during the period from the Base Date to and including the date of such exercise, retained such shares and/or all other additional (or fewer) securities and property (including cash in the cases referred to in clauses (b) and (c) above) receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by Section 6.2.

            6.2 Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any reorganization of the Company (or any other corporation, the securities of which are at the time receivable on the exercise of this Warrant) after the Base Date or in case after such date the Company (or any such other corporation) shall consolidate with or merge into another corporation or convey all or substantially all of its assets to another corporation, then, and in each such case, the Holder of this Warrant upon the exercise thereof as provided in
Section 1 at any time after the consummation of such reorganization, consolidation, merger or conveyance, shall be entitled to receive, in lieu of the securities and property receivable upon the exercise of this Warrant prior to such consummation, the securities and property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in Section 6.1; in each such case, the terms of this Warrant shall be applicable to the securities or property receivable upon the exercise of this Warrant after such consummation.

            6.3 Notices of Record Date, Etc. In case:

                  (a) the Company shall take a record of the holders of its Common Stock (or other securities at the time receivable upon the exercise of the Warrant) for the purpose of entitling them to receive any dividend (other than a cash dividend payable out of earned surplus) or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities, or to receive any other right; or

                  (b) of any capital reorganization of the Company (other than a stock split or reverse stock split), any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a merger for purposes of change of domicile) or any conveyance of all or substantially all of the assets of the Company to another corporation; or

                  (c) of any voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company shall mail or cause to be mailed to each Holder of the Warrant at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any, is to be fixed, as to which the holders of record of Common Stock (or such other securities at the time receivable upon the exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such other securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed at least twenty (20) days prior to the date therein specified and this Warrant may be exercised prior to said date during the term of the Warrant no later than five days prior to said date.

      7. Registration Rights.

            7.1. Incidental Registration Rights. At any time commencing on the date of the issuance of this Warrant, if the Company shall determine to proceed with the actual preparation and filing of a registration statement under the Securities Act in connection with the proposed offer and sale of any of its securities by it or any of its security holders (other than a registration statement on Form S-4, S-8 or other limited purpose form), the Company will give written notice of its determination to the holders of the Warrant. Upon the written request from any of the Holders (the "Responding Holders") within twenty
(20) days after receipt of any such notice from the Company, the Company will, except as herein provided, cause the shares of Common Stock underlying this, and all like kind Warrants (the "Warrant Securities") owned by the Responding Holders to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Warrant Securities to be so registered; provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any registration. If any registration pursuant to this
Section 7.1 shall be underwritten in whole or in part, the Company shall require that the Warrant Securities requested for inclusion pursuant to this Section 7.1 be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters.

            Notwithstanding the foregoing, if the managing underwriter determines and advises in writing that the inclusion of all Warrant Securities proposed to be included in the underwritten public offering, together with any other issued and outstanding securities proposed to be included therein by holders of securities other than the Responding Holders, would interfere with the successful marketing of such securities, then the number of such Warrant Securities that the managing underwriter believes may be sold in such underwritten public offering shall be allocated for inclusion in the registration statement in the following order of priority, subject to any existing contractual rights of the Company: (i) the securities being offered by the Company, (ii) the number of securities held by other holders, including Responding Holders, on a pro rata basis, based upon the number of securities sought to be registered by each such other holder or Responding Holder. The Warrant Securities that are excluded from the underwritten public offering shall be withheld from the market by the Responding Holders for a period, not to exceed 180 days, that the managing underwriter reasonably determines as necessary in order to effect the underwritten public offering.

            The Company shall pay the expenses described in Section 7.3 for Registration Statements filed pursuant to this Section 7.1.

            7.2. Registration Procedures. If and whenever the Company is required by the provisions of Section 7.1 to effect the registration of Warrant Securities under the Securities Act, the Holder shall deliver to the Company such information that is reasonably needed by the Company to effect the registration of Warrant Securities and the Company will:

            (a) prepare and file with the SEC a registration statement with respect to such securities, and use its best efforts to cause such registration statement to become and, with respect to Section 7.1, remain effective for such period as may be reasonably necessary to effect the sale of such securities, not to exceed nine months;

            (b) prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective for such period as may be reasonably necessary to effect the sale of such securities as set forth in Section 7.2(a) above;

            (c) furnish to the holders of Warrant Securities participating in such registration and to the underwriters of the securities being registered, such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as the holders and such underwriters may reasonably request in order to facilitate the public offering of such securities;

            (d) use its best efforts to register or qualify the Warrant Securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as the participating holders may reasonably request in writing within twenty (20) days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

            (e) notify the Holders of Warrant Securities participating in such registration, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

            (f) notify such holders promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

            (g) prepare and file with the SEC, promptly upon the request of the holders of a majority of the Warrant Securities covered thereby, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such holders (and concurred in by counsel for the Company), is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Shares by such Holders;

            (h) prepare and promptly file with the SEC and promptly notify the holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at any time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

            (i) advise the holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

            7.3 Expenses.

            (a) With respect to an inclusion of Warrant Securities in a registration statement pursuant to Section 7.1 hereof, all fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the Company; provided, however, that the Holders participating in such registration shall bear their pro rata share of the underwriting discount and commissions and transfer taxes, and each holder shall be responsible for the payment of such holder's legal fees.

            (b) The fees, costs and expenses of registration to be borne by the Company as provided in Section 7.3(a) above shall include, without limitation, all registration, filing, and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdiction in which the securities to be offered are to be registered and qualified. Fees and disbursements of counsel and accountants for the selling holders not expressly included above shall be borne by such holders.

            7.4 Indemnification.

            (a) The Company will indemnify and hold harmless each holder of Warrant Securities which are included in a registration statement pursuant to the provisions of Section 7.1 hereof, its directors and officers, and any underwriter (as defined in the Securities Act) for such holder and each person, if any, who controls such Holder or such underwriter within the meaning of the Securities Act, from and against, and will reimburse such Holder and each such underwriter and controlling person with respect to, any and all loss, damage, liability, cost and expense to which such Holder or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, damages liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expenses arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Holder, such underwriter or such controlling person in writing specifically for use in the preparation thereof.

            (b) Each holder of Warrant Securities included in a registration pursuant to the provisions of Section 7.1 hereof will indemnify and hold harmless the Company, its directors and officers, any controlling person and any underwriter thereof from and against, and will reimburse the Company, its directors and officers, any controlling person and any underwriter thereof with respect to, any and all loss, damage, liability, cost or expense to which the Company or any controlling person and/or any underwriter thereof may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with written information furnished by or on behalf of such holder specifically for use in the preparation thereof.

            (c) Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (a) or (b) of this Section 7.4 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph
(a) or (b), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or in addition to those available to the indemnifying party, or if there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to an indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnified party.

            8. Adjustments of Exercise Price and Number of Shares.

            8.1 Computation of Adjusted Price. Except as hereinafter provided, in case the Company shall at any time after the date hereof issue or sell any shares of Common Stock, including shares held in the Company's treasury and shares of Common Stock issued upon the exercise of any options, rights or warrants to subscribe for shares of Common Stock and shares of Common Stock issued upon the direct or indirect conversion or exchange of securities for shares of Common Stock, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares or without consideration, then forthwith upon such issuance or sale, the Exercise Price shall (until another such issuance or sale) be reduced to the price (calculated to the nearest full cent) equal to the quotient derived by dividing
(A) an amount equal to the sum of (X) the product of (a) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale, multiplied by (b) the Exercise Price in effect immediately prior to such issuance or sale, plus, (Y) the aggregate of the amount of all consideration, if any, received by the Company upon such issuance or sale, by (B) the total number of shares of Common Stock outstanding immediately after such issuance or sale; provided, however, that in no event shall the Exercise Price be adjusted pursuant to this computation to an amount in excess of the Exercise Price in effect immediately prior to such computation.

            For the purposes of any computation to be made in accordance with this Section 8.1, the following provisions shall be applicable:

      (i) In case of the issuance or sale of shares of Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or, if such securities shall be sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price) before deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services, or any expenses incurred in connection therewith.

      (ii) In case of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company) of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined in good faith by the Board of Directors of the Company.

      (iii) Shares of Common Stock issuable by way of dividend or other distribution on any stock of the Company shall be deemed to have been issued immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration.

      (iv) The reclassification of securities of the Company other than shares of Common Stock into securities including shares of Common Stock shall be deemed to involve the issuance of such shares of Common Stock for a consideration other than cash immediately prior to the close of busi ness on the date fixed for the determination of security holders entitled to receive such shares, and the value of the consideration allocable to such shares of Common Stock shall be determined as provided in subsection (ii) of this Section 8.1.

      (v) The number of shares of Common Stock at any one time outstanding shall include the aggregate number of shares issued or issuable upon the exercise of options, rights, warrants and upon the conversion or exchange of convertible or exchangeable securities.

      8.2 Options, Rights, Warrants and Convertible and Exchangeable Securities. If the Company shall at any time after the date hereof issue options, rights or warrants to subscribe for shares of Common Stock, or issue any securities convertible into or exchangeable for shares of Common Stock, (i) for a consideration per share less than the Exercise Price in effect immediately prior to the issuance of such options, rights or warrants, or such convertible or exchangeable securities or (ii) without consideration, the Exercise Price in effect immediately prior to the issuance of such options, rights or warrants, or such convertible or exchangeable securities, as the case may be, shall be reduced to a price determined by making a computation in accordance with the provisions of Section 8.1 hereof, provided that:

            (a) The aggregate maximum number of shares of Common Stock, as the case may be, issuable under all the outstanding options, rights or warrants shall be deemed to be issued and outstanding at the time all the outstanding options, rights or warrants were issued, and for a consideration equal to the minimum purchase price per share provided for in the options, rights or warrants at the time of issuance, plus the consideration (determined in the same manner as consideration received on the issue or sale of shares in accordance with the terms of the Warrants), if any, received by the Company for the options, rights or warrants, and if no minimum price is provided in the options, rights or warrants, then the consideration shall be equal to zero; provided, however, that upon the expiration or other termination of the options, rights or warrants, if any thereof shall not have been exercised, the number of shares of Common Stock deemed to be issued and outstanding pursuant to this subsection (a) (and for the purposes of subsection (v) of Section 8.1 hereof) shall be reduced by such number of shares as to which options, warrants and/or rights shall have expired or terminated unexercised, and such number of shares shall no longer be deemed to be issued and outstanding, and the Exercise Price then in effect shall forthwith be readjusted and thereafter be the price which it would have been had adjustment been made on the basis of the issuance only of shares actually issued or issuable upon the exercise of those options, rights or warrants as to which the exercise rights shall not have expired or terminated unexercised.

            (b) The aggregate maximum number of shares of Common Stock issuable upon conversion or exchange of any convertible or exchangeable securities shall be deemed to be issued and outstanding at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issue or sale of shares of Common Stock in accordance with the terms of the Warrants) received by the Company for such securities, plus the minimum consideration, if any, receivable by the Company upon the conversion or exchange thereof; provided, however, that upon the termination of the right to convert or exchange such convertible or exchangeable securities (whether by reason of redemption or otherwise), the number of shares deemed to be issued and outstanding pursuant to this subsection
(b) (and for the purpose of subsection (v) of Section 8.1 hereof) shall be reduced by such number of shares as to which the conversion or exchange rights shall have expired or terminated unexercised, and such number of shares shall no longer be deemed to be issued and outstanding and the Exercise Price then in effect shall forthwith be readjusted and thereafter be the price which it would have been had adjustment been made on the basis of the issuance only of the shares actually issued or issuable upon the conversion or exchange of those convertible or exchangeable securities as to which the conversion or exchange rights shall not have expired or terminated unexercised.

            (c) If any change shall occur in the price per share provided for in any of the options, rights or warrants referred to in subsection (a) of this
Section 8.2, or in the price per share at which the securities referred to in subsection (b) of this Section 8.2 are convertible or exchangeable, the options, rights or warrants or conversion or exchange rights, as the case may be, shall be deemed to have expired or terminated on the date when such price change became effective in respect of shares not theretofore issued pursuant to the exercise or conversion or exchange thereof, and the Company shall be deemed to have issued upon such date new options, rights or warrants or convertible or exchangeable securities at the new price in respect of the number of shares issuable upon the exercise of such options, rights or warrants or the conversion or exchange of such convert ible or exchangeable securities.

            8.3 Excepted Issues and Sales. No adjustments pursuant to this
Section 8 shall be made in respect of (i) shares of Common Stock issued upon the exercise of any option, warrant, convertible debt or other derivative security of the Company issued and outstanding as of the date of this Warrant, (ii) shares of Common Stock issuable pursuant to employee stock option plans, or similar compensation plans, or pursuant to employment, consulting, advisory or other similar agreements, (iii) shares of Common Stock underlying options and warrants issued to investment banking firms, financial advisors, placement agents or underwriters, (iv) shares of Common Stock offered to the public pursuant to a registration statement under the Securities Act of 1933, as amended and (v) shares of Common Stock issued pursuant to the acquisition of another corporation or other entity by the Company by merger, purchase of substantially all of such other corporation's or entity's assets, or by other reorganization whereby the Company ends up owning, directly or indirectly, greater than 50% of the voting power of such corporation or entity.

      9. Legend. Upon exercise of any of the Warrants and the issuance of any of the shares thereunder, all certificates representing shares shall bear on the face thereof substantially the following legends, insofar as is consistent with applicable law:

            "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE ISSUER STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR THAT THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT."

      10. Applicable Law. The Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of New York excluding the choice of law rules thereof.

      11. Notices. Notices and other communications to be given to the Holder of the Warrant evidenced by this certificate shall be deemed to have been sufficiently given, if delivered or mailed, addressed to the Holder at 90 Park Avenue, 39th Floor, New York, NY 10016 or at such other address as the Holder or any successor holder shall have designated by written notice to the Corporation as herein provided and if mailed, sent registered or certified mail, postage prepaid. Notices or other communications to the Company shall be deemed to have been sufficiently given if delivered by hand or mailed, by registered or certified mail, postage prepaid, to White Cloud Exploration, Inc., 1050 Seventeenth Street, Denver Colorado 80265, or at such other address as the Company shall have designated by written notice to such registered owner as herein provided. Notice by mail shall be deemed to have been given upon delivery, if delivered personally, five business days after mailing, if mailed, or one business day after delivery to the courier, if delivered by overnight courier service.

      IN WITNESS WHEREOF, White Cloud Exploration, Inc. has caused this Warrant to be signed on its behalf, in its corporate name, by its duly authorized officer, all as of the day and year first above written.

                                    WHITE CLOUD EXPLORATION, INC.


                                    By: /s/ Steven Signer
                                        -------------------------
                                            Authorized Officer

Attest:


By: /s/ Dev Mahanti
    -----------------------
        Secretary


STATE OF          )
                  ) ss.:
COUNTY OF         )

            On this ______day of ___________ 1997, before me, the undersigned Notary Public, personally appeared _________________ _________________, who being by me duly sworn did depose and say that he is (the) (a) ______________ of WHITE CLOUD EXPLORATION, INC., the entity that executed the foregoing instrument and that he executed such instrument by order of the Board of Directors, and that he signed his name by like order.


                                    ------------------------
                                    Notary Public

                              WARRANT EXERCISE FORM

      The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing ____________ shares of Common Stock of White Cloud Exploration, Inc. and hereby makes payment at the rate of $ ___ per share, or an aggregate of $ ________________ in payment therefor.


-------------------------                  ----------------------------
Name of Registered Holder                   Signature, if held jointly

-------------------------                  ----------------------------
Signature                                              Date

                       INSTRUCTIONS FOR ISSUANCE OF STOCK
         (if other than to the registered Holder of the within Warrant)

Name___________________________________________________________
    (Please typewrite or print in block letters)

Address _______________________________________________________

        _______________________________________________________

Social Security or Taxpayer
Identification Number  ________________________________________

                                 ASSIGNMENT FORM

The Holder hereby assigns and transfers unto

Name __________________________________________________________
     (Please typewrite or print in block letters)

Address _______________________________________________________

        _______________________________________________________

the right to purchase Common Stock of White Cloud Exploration, Inc. represented by this Warrant to the extent of ______________ shares of Common Stock as to which such right is exercisable and does hereby irrevocably constitute and appoint ____________________ Attorney, to transfer the same on the books of White Cloud Exploration, Inc. with full power of substitution in the premises.

Date: ___________________, 199_


                                        ---------------------------
                                        Name of Registered Holder


                                        ---------------------------
                                        Signature


                                        ---------------------------
                                        Signature, if held jointly